UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

___________________________________________
FORM 11-K

___________________________________________
(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2014
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from              to
Commission file number 0-26058
___________________________________________

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
KFORCE 401(k) RETIREMENT SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
KFORCE INC.
1001 EAST PALM AVENUE
TAMPA, FL 33605

KFORCE 401(k) RETIREMENT SAVINGS PLAN

NOTE:
All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors, Participants, and Administration of the
Kforce 401(k) Retirement Savings Plan
Tampa, Florida
We have audited the accompanying statements of net assets available for benefits of the Kforce 401(k) Retirement Savings Plan (the “Plan”) as of December 31, 2014 and 2013 and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required at this time, to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013 and the changes in net assets available for benefits for the year ended December 31, 2014 in conformity with United States generally accepted accounting principles.
Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2014 and schedule of delinquent participant contributions for the year ended December 31, 2014 are presented for the purpose of additional analysis and are not a required part of the financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan’s management and were derived from and relate directly to the underlying accounting and other records used to prepare the financial statements. Such schedules have been subjected to the auditing procedures applied in our audit of the 2014 financial statements. In our opinion, the information is fairly stated in all material respects when considered in relation to the financial statements taken as a whole.
/s/ Warren Averett, LLC
Tampa, Florida
June 26, 2015

KFORCE 401(k) RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2014 AND 2013

	2014	2013
Assets
Participant-directed investments at fair value	$112,191,023	$111,278,017
Receivables:
Employer contributions	700,128	730,206
Notes receivable from participants	1,637,747	1,698,157
Total receivables	2,337,875	2,428,363
Total assets	114,528,898	113,706,380
Liabilities
Miscellaneous liabilities	—	6,127
Total liabilities	—	6,127
Net assets available for benefits	114,528,898	113,700,253
Adjustments from fair value to contract value for fully benefit-responsive investment contract	—	—
Net assets available for benefits	$114,528,898	113,700,253
See notes to financial statements.

KFORCE 401(k) RETIREMENT SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2014

Investment income:
Net appreciation in fair value of investments	$7,206,204
Interest and dividends	1,591,776
Net investment income	8,797,980
Interest income on notes receivable from participants	70,468
Contributions:
Participant	13,579,081
Employer	700,392
Rollovers from other qualified plans	3,081,269
Total contributions	17,360,742
Benefits paid to participants	(18,739,914)
Other income	232,659
Administrative expenses	(334,775)
Net increase in net assets	7,387,160
Transfers into plan	404,014
Transfers out of plan	(6,962,529)
Net assets available for benefits:
Beginning of year	113,700,253
End of year	$114,528,898
See notes to financial statements.

KFORCE 401(k) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF THE PLAN
General — The Kforce 401(k) Retirement Savings Plan (the “Plan”) is sponsored by Kforce Inc. (“Kforce”). The Plan is a defined contribution plan covering substantially all employees of Kforce, except employees of Kforce Government Solutions, Inc. (“KGS”), a wholly owned subsidiary of Kforce, and those employees that meet certain exceptions. Prudential Bank & Trust, FSB (“Prudential” or the “Trustee”) is the trustee of the Plan and The Prudential Insurance Company of America is the record-keeper.
Effective August 3, 2014, Kforce sold to RCM Acquisition, Inc., under a Stock Purchase Agreement dated August 4, 2014, all of the issued and outstanding stock of Kforce Healthcare, Inc., a wholly owned subsidiary of Kforce and operator of former Health Information Management (“HIM”) reporting segment. In connection with the disposition of HIM, Kforce amended the Plan to transfer the HIM participants account balances to a qualified plan maintained by Kforce Healthcare, Inc.
As of August 2014 and in conjunction with the VCP Compliance Statement, all remaining balances within the Pinkerton Computer Consultants, Inc. Profit Sharing Plan (“PCCI Plan”), which were not distributed to the participants, were transferred to the Kforce 401(k) Retirement Savings Plan.
The following description of the Plan is provided for general information purposes. Participants should refer to the Plan document for a more complete description of the Plan provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
Eligibility — All employees of Kforce, except employees of KGS, are eligible to participate in the Plan with the exception of the following:

•	Employees who are leased employees under Section 414(n) of the Internal Revenue Code (the “Code”),

•	Employees who are covered by a collective bargaining agreement that does not provide for participation in the Plan,

•	Employees who are nonresident aliens with no U.S. source earned income,

•	Employees who are not residents of the U.S,

•	Individuals who are performing service as independent contractors or consultants, regardless of whether they are subsequently determined to be common law employees,

•	Employees who are not on the U.S. payroll of Kforce.
Contributions — Participants may contribute up to 75% of their compensation for the year subject to the limitations provided in the Code, which was $17,500 for those under age 50 and $23,000 for those age 50 and above for 2014. Kforce matching and other contributions are made at the discretion of the Board of Directors, in cash or Kforce common stock, in amounts not to exceed the maximum permitted as a deductible expense by the Code. Kforce contributions, if any, are funded annually to eligible participants remaining in the Plan at each year-end. Eligible participants are employees who are active as of the last day of the Plan year and who have completed at least 1,000 hours as of the last day of the Plan year. Additionally, employees who have terminated employment because of death, total disability, or after reaching age 55, are considered eligible participants. For the year ended December 31, 2014, Kforce made matching contributions equal to 10% of each participant’s eligible contributions for the period to all eligible participants at December 31, 2014.
All contributions to the Plan are deposited with the Trustee. Contributions are then directed at the employee’s discretion into various investment options. Investment elections may be changed by the employee at any time.
Participant Accounts — Each participant’s account is self-directed and is credited with the participant’s contributions, Kforce’s matching and other contributions, transfers into the Plan, rollovers and Plan earnings and is charged with withdrawals and Plan losses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.
Rollovers — All employees who meet the Plan eligibility requirements are eligible to make cash rollover contributions to the Plan from a previous employer’s qualified retirement plan or a conduit IRA.

Vesting — Participants are immediately vested in their contributions plus actual earnings, if any, thereon. Kforce contributions and earnings, if any, vest at the rate of 20%, 40%, 60% and 100% after two, three, four and five years of service earned, respectively. Kforce contributions become 100% vested upon:

•	Normal retirement,

•	Total disability,

•	Death,

•	Completion of five years of vesting service, or

•	Plan termination.
In-Service Withdrawals — Participants may request the following types of in-service withdrawals from the Plan during any given calendar month:

•	Age 59-1/2,

•	Financial hardship,

•	Withdrawals from profit-sharing account,

•	Withdrawals of rollover contributions,

•	Qualified reservist distributions.
Plan Termination — Although it has not expressed any intent to do so, Kforce has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts and the trust shall continue until all participants’ accounts have been completely distributed to each participant (or their designated beneficiary) in accordance with the Plan.
Investments — Participants direct the investment of their contributions into various investment options offered by the Plan. Kforce contributions are automatically invested in the investment options selected by each participant for their contributions.
Notes Receivable from Participants — Participants may borrow money from their vested account balance for any reason. The maximum amount available for notes receivable is the lesser of $50,000, reduced by the participant’s highest note receivable balance outstanding in the 12 months prior to the date of the note receivable, or 50% of the participant’s vested account balance. The minimum amount for a note receivable is $500.
Notes receivable must have a definite repayment period greater than 12 months but not to exceed five years unless the note receivable is for the purchase of a principal residence, in which case the repayment period must not exceed 15 years. Prior to the Plan’s amendment in July 2006, the repayment period for notes receivable used for the purchase of a principal residence was not to exceed 20 years. A participant who terminates employment with an outstanding note receivable has 90 days to pay off the outstanding balance of the note receivable. Upon expiration of the 90 days, the remaining outstanding balance of the note receivable is deemed to be a distribution to the participant. Notes receivable from participants, including interest thereon, are taxable to the participant and subject to applicable excise penalties upon default.
The notes receivable are collateralized by the balance in the participant’s account and bear interest at a reasonable fixed rate of interest, as defined by the Plan. Principal and interest are generally paid ratably through payroll deductions, but may also be paid directly to the Trustee.
Payment of Benefits — Upon termination of service, a participant may elect an immediate lump-sum payment. Other forms of payment are available, as defined by the Plan. Withdrawals from the Plan shall be paid to a participant, to the extent possible, in cash or Kforce common stock, as elected by the participant.
At December 31, 2014 and 2013, there were no distribution payments that were processed and approved for payment by the Plan, but not yet paid to participants.
Forfeited Accounts — Non-vested balances resulting from Kforce contributions will be forfeited upon the date the participant incurs five consecutive one-year breaks in service or receives a distribution. A one-year break in service is any year a participant works less than 500 hours. For terminated employees who receive a distribution but who are re-employed during the five consecutive years following termination, the forfeiture amount shall be restored to the participant’s account if the participant pays back the full amount of the distribution within five years of the re-employment date.
Forfeited balances will be used first to fund any restorations. If any forfeitures remain unallocated, they shall be used to reduce administrative expenses payable by the Plan, to reduce employer matching contributions, if any, then to reduce employer qualified non-elective contributions, and finally to increase the employer matching contributions. Any remaining forfeitures shall be credited to a suspense account to be used for future restorations. During the year ended December 31, 2014, there was approximately $169,700 in matching contributions made using forfeited funds. The suspense account was maintained in the Guaranteed Income Fund at December 31, 2014 and 2013. Forfeited funds in the suspense account at December 31, 2014 and 2013 were approximately $231,500 and $180,900, respectively.

2.	SUMMARY OF ACCOUNTING POLICIES
Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).
Use of Estimates — The preparation of financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.
Risks and Uncertainties — The Plan utilizes various investment instruments, including common stock, mutual funds, pooled separate accounts and investment contracts. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.
Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value. The Plan’s self-directed accounts hold shares of mutual funds and common stock. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Common stock is valued at quoted market prices. The units of the pooled separate accounts are stated at fair value, as determined by the issuer of the pooled separate accounts based on the fair market value of the underlying investments, which are shares of mutual funds and common stock. The fully benefit-responsive investment contract is stated at fair value which equals contract value at December 31, 2014 and 2013 and is valued based upon the participant contributions made, plus participant transfers into the fund and credited interest, less participant withdrawals, participant transfers out of the fund and administrative expenses. The fully benefit-responsive investment contract is explained in detail in Note 4 of these financial statements.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Management fees and operating expenses charged to the Plan for investments in mutual funds, mutual funds held in the self-directed accounts and the units of pooled separate accounts are deducted from income or loss on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.
Valuation of Notes Receivable from Participants — Notes receivable from participants represent participant loans and are valued at the unpaid principal balance plus any accrued and unpaid interest.
Contributions — Employee contributions are recorded when eligible compensation is paid. Employer contributions are recorded when authorized.
Payment of Benefits — Benefits are recorded when paid.
Expenses of Plan — Administrative expenses of the Plan are paid by Kforce, the Plan and/or unallocated Plan forfeitures.
Subsequent Events — Kforce considers events that occur after the date of the statement of net assets available for benefits but before the financial statements are issued to determine appropriate accounting and disclosure for those events. We evaluated all events or transactions that occurred subsequent to December 31, 2014 and through the time of filing this Annual Report on Form 11-K.
Effective January 1, 2015, the Plan was amended to eliminate the right of participants to make new investments in Kforce Inc. common stock. The Plan permits participants to maintain investments in Kforce Inc. common stock that were made prior to January 1, 2015. Beginning January 1, 2015, Kforce matching and other contributions must be made in cash. Benefits payable under the Plan should be paid in cash or Kforce Inc. common stock to the extent that the vested balance is invested in Kforce Inc. common stock.

3.	INVESTMENTS
The following presents the individual investments that represent 5% or more of the Plan’s net assets available for benefits at December 31, 2014 and 2013:

	December 31,
Description of Investment	2014	2013
Vanguard US Value Inv Fund	$15,092,833	$14,562,139
Artisan International Fund	14,506,230	15,437,040
Guaranteed Income Fund (see Note 4)	14,085,198	14,605,373
Vanguard Growth Index Admiral	12,693,691	12,116,433
Vanguard Small Cap Growth Index Fund	9,419,420	10,333,609
Pimco Total Return Institutional Class Fund	7,941,300	9,036,211
Vanguard 500 Index Admiral	7,880,965	6,230,270
Vanguard Mid Cap Growth Fund	6,170,401	5,814,309
Kforce, Inc. Common Stock	*	5,877,981
* Investment did not exceed 5% of the Plan's net assets available for benefits as of December 31, 2014.

During the year ended December 31, 2014, the Plan’s investments, including gains and losses on investments purchased, sold, and held during the year, appreciated (depreciated) in value as follows:

Net Realized and Unrealized Appreciation (Depreciation) In Fair Value of Investments
Mutual fund – Vanguard US Value Inv Fund	$1,828,828
Mutual fund – Vanguard Growth Index Admiral	1,448,183
Common stock – Kforce Inc.	861,375
Mutual fund – Vanguard 500 Index Admiral	776,165
Mutual fund – Vanguard Mid Cap Growth Fund	616,908
Mutual fund – Vanguard Mid-Cap Value Index Admiral	537,573
Mutual fund – Vanguard Small Cap Value Index Admiral	408,482
Mutual fund – Vanguard Small Cap Growth Index Fund	282,716
Mutual fund – American Funds American Balanced R6	253,394
Mutual fund – PIMCO Total Return Instl	216,412
Mutual fund – Vanguard Mid Cap Index Admiral	137,428
Self-directed account	59,737
Mutual fund – DFA Global Equity I	28,931
Mutual fund – PIMCO Real Return Instl	16,501
Mutual fund – Vanguard Small Cap Index Admiral	13,420
Mutual fund – DFA Intermediate Government Fixed Income I	2,873
Mutual fund – Columbia Dividend Income A	37
Mutual fund – Prudential Jennison Small Company A	32
Mutual fund – PIMCO Total Return Admin	28
Mutual fund – Thornburg International Value A	10
Mutual fund – Ivy High Income Fund	(8,154)
Mutual fund – Templeton Global Bond A	(11,141)
Mutual fund – Federated High Yield Institutional	(14,242)
Mutual fund – Artisan International Fund	(249,292)
Net appreciation in fair value of investments	$7,206,204

4.	INVESTMENT CONTRACT WITH INSURANCE COMPANY
The Plan has a fully benefit-responsive investment contract with Prudential Retirement Insurance and Annuity Company (“PRIAC”). PRIAC maintains the contributions in a general account, which is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the financial statements at fair value, which is equal to contract value. The concept of a value other than contract value does not apply to this contract. The contract is not a traditional guaranteed investment contract as it is backed by the creditworthiness of the issuer and not by specific securities in the general account and therefore there are no known cash flows that can be discounted. Contract value represents participant contributions made, plus participant transfers into the fund and credited interest, less participant withdrawals, participant transfers out of the fund and administrative expenses. Participants may direct the withdrawal or transfer of all or a portion of their investment at contract value.
The contract has certain restrictions that impact the ability to collect the full contract value, for example, the Plan may not withdraw more than 10% of the value of the general account without incurring a penalty. Plan management believes that the possibility of the occurrence of events that would cause the Plan to transact at less than contract value is remote. In the case of discontinuance of the investment contract, the contract value would be paid no later than 90 days from the date the Plan sponsor provides notice to discontinue. PRIAC may not terminate the contract at any amount less than contract value.
The crediting interest rate is based on contract balances using a single “portfolio rate” approach, which is guaranteed by PRIAC. Under this methodology, a single interest crediting rate is applied to all contributions made to the product regardless of the timing of those contributions, but may not be less than 1.50% before asset charges. The asset charges were 0.70% for the plan years ending December 31, 2014 and 2013. Such interest rates are reviewed on a semi-annual basis for resetting.

	2014	2013
Average yields:
Based on annualized earnings (1)	1.35%	1.55%
Based on interest rate credited to participants (2)	1.35%	1.55%

(1)	Computed by dividing the annualized one-day actual earnings of the contract on the last day of the plan year by the fair value of the investments on the same date.

(2)	Computed by dividing the annualized one-day earnings credited to participants on the last day of the plan year by the fair value of the investments on the same date.

5.	FAIR VALUE MEASUREMENTS
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., an exit price) in an orderly transaction between market participants at the measurement date. It establishes a fair value hierarchy and a framework which requires categorizing assets and liabilities into one of three levels based on the assumptions (inputs) used in valuing the asset or liability. Level 1 provides the most reliable measure of fair value, while Level 3 generally requires significant management judgment. Level 1 inputs are unadjusted, quoted market prices in active markets for identical assets or liabilities. Level 2 inputs are observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets or liabilities in active markets or quoted prices for identical assets or liabilities in inactive markets. Level 3 inputs include unobservable inputs that are supported by little, infrequent, or no market activity and reflect management’s own assumptions about inputs used in pricing the asset or liability. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

The following table sets forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2014 and 2013:

	Fair Value Measurements at December 31, 2014
Description of Investment	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual funds:
Large value fund	$15,092,833	$15,092,833	$—	$—
International large blend fund	14,506,230	14,506,230	—	—
Large growth fund	12,693,691	12,693,691	—	—
Small growth fund	9,419,420	9,419,420	—	—
Intermediate-term bond fund	7,941,300	7,941,300	—	—
Large blend fund	7,880,965	7,880,965	—	—
Mid growth fund	6,170,401	6,170,401	—	—
Small value fund	5,033,348	5,033,348	—	—
Mid value fund	4,723,304	4,723,304	—	—
Moderate allocation fund	3,494,841	3,494,841	—	—
Mid blend fund	1,422,029	1,422,029	—	—
International stock fund	1,155,223	1,155,223	—	—
Inflation protected bond fund	749,951	749,951	—	—
High yield bond fund	635,952	635,952	—	—
Small blend fund	475,906	475,906	—	—
Intermediate government fund	441,665	441,665	—	—
International bond fund	193,123	193,123	—	—
Total mutual funds	92,030,182	92,030,182	—	—
Guaranteed income fund	14,085,198	—	14,085,198	—
Kforce Inc. common stock	4,983,051	4,983,051	—	—
Self-directed accounts	1,092,592	1,092,592	—	—
Total	$112,191,023	$98,105,825	$14,085,198	$—

	Fair Value Measurements at December 31, 2013
Description of Investment	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual funds:
International large blend fund	$15,437,040	$15,437,040	$—	$—
Large value fund	14,562,139	14,562,139	—	—
Large growth fund	12,116,433	12,116,433	—	—
Small blend fund	10,448,788	10,448,788	—	—
Intermediate-term bond fund	9,036,211	9,036,211	—	—
Large blend fund	6,230,270	6,230,270	—	—
Mid growth fund	5,814,309	5,814,309	—	—
Small value fund	4,698,485	4,698,485	—	—
Mid value fund	4,501,014	4,501,014	—	—
Moderate allocation fund	3,533,922	3,533,922	—	—
International stock fund	1,042,888	1,042,888	—	—
Mid blend fund	1,032,791	1,032,791	—	—
Inflation protected bond fund	899,892	899,892	—	—
High yield bond fund	192,473	192,473	—	—
International bond fund	17,037	17,037	—	—
Intermediate government fund	2,654	2,654	—	—
Total mutual funds	89,566,346	89,566,346	—	—
Guaranteed income fund	14,605,373	—	14,605,373	—
Kforce Inc. common stock	5,877,981	5,877,981	—	—
Self-directed accounts	1,228,317	1,228,317	—	—
Total	$111,278,017	$96,672,644	$14,605,373	$—

6.	FEDERAL INCOME TAX STATUS
The Internal Revenue Service has issued a favorable determination letter dated October 11, 2012, determining that the Plan and related trust were designed in accordance with applicable requirements of the Code and underlying regulations. The Plan has been amended since receiving the favorable determination letter; however, Kforce and the Plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Code and underlying regulations and that the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
GAAP requires the Plan Administrator to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014 and 2013 there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing authorities. The Plan is currently under audit by the IRS for the 2013 and 2012 plan years.

7.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS
Certain Plan investments include an unallocated insurance contract managed by the Trustee and, therefore, these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan participants for the investment management services were included as a reduction of the return earned on each investment.
At December 31, 2014 and 2013, the Plan held 206,509 and 287,291 shares, respectively, of common stock of Kforce Inc., the sponsoring employer.

8.	NONEXEMPT PARTY-IN-INTEREST TRANSACTIONS
During 2014, Kforce failed to remit to the Trustee an employee contribution totaling approximately $769 within the period prescribed by the Department of Labor's ("DOL") Regulation 29 CFR 2510.3-102. Kforce remitted the May 2, 2014 participant contribution of approximately $769 to the trustee on May 16, 2014. On June 4, 2014, Kforce remitted the amount of income that would have been earned had the contribution been remitted on a timely basis.

KFORCE 401(k) RETIREMENT SAVINGS PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2014

Identity of Party Involved	Description of Investment	Current Value
Kforce Inc. *	Common Stock	$4,983,051
Vanguard US Value Inv Fund	Mutual Fund	15,092,833
Artisan International Fund	Mutual Fund	14,506,230
Vanguard Growth Index Admiral	Mutual Fund	12,693,691
Vanguard Small Cap Growth Index Fund	Mutual Fund	9,419,420
Pimco Total Return Institutional Class Fund	Mutual Fund	7,941,300
Vanguard 500 Index Admiral	Mutual Fund	7,880,965
Vanguard Mid Cap Growth Fund	Mutual Fund	6,170,401
Vanguard Small Cap Value Index Admiral	Mutual Fund	5,033,348
Vanguard Mid-Cap Value Index Admiral	Mutual Fund	4,723,304
American Funds American Balanced R6	Mutual Fund	3,494,841
Vanguard Mid Cap Index Admiral	Mutual Fund	1,422,029
DFA Global Equity I	Mutual Fund	1,155,223
PIMCO Real Return Instl	Mutual Fund	749,951
Federated High Yield Institutional	Mutual Fund	635,952
Vanguard Small Cap Index Admiral	Mutual Fund	475,906
DFA Intermediate Government Fixed Income I	Mutual Fund	441,665
Templeton Global Bond Adv	Mutual Fund	193,123
Guaranteed Income Fund*	Unallocated Insurance Contract	14,085,198
Various Participants*	Notes receivable from participants (maturing 2014 – 2029 at interest rates ranging from 4.25% to 8.25%)	1,637,747
Self-Directed Account	Mutual Funds/Common Stock	1,092,592
		$113,828,770

*	Indicates a party-in-interest to the Plan.

KFORCE 401(k) RETIREMENT SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4a— SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
FOR THE YEAR ENDED DECEMBER 31, 2014

	Total that Constitute Nonexempt Prohibited Transactions
Participant Contributions Transferred Late to Plan	Contributions Not Corrected	Contributions Corrected Outside VFCP (1)	Contributions Pending Correction in VFCP	Total fully Corrected Under VFCP and PTE 2002-51
$769	$—	$769	$—	$—

☐	Check here if late participant loan re-payments are included.

(1)    Represents a delinquent participant contribution from one pay period in 2014. Kforce remitted the delinquent participant contribution as well as lost earnings to the Plan during 2014.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Kforce 401(k) Retirement Savings Plan

June 26, 2015	/s/ Sara R. Nichols
Sara R. Nichols
Senior Vice President and Chief Accounting Officer of the Plan Administrator, Kforce Inc.

EXHIBIT

Exhibit No.	Description
23.1	Consent of Warren Averett, LLC, Independent Registered Public Accounting Firm